November 23, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Karina Dorin
Staff Attorney

RE:	ParcelPal Technology Inc.
Registration Statement on Form 20-F/A
Filed August 4, 2020, amended October 28, 2020
File No. 0-56191

Dear Ms. Dorin:

Set forth below are the responses of ParcelPal Technology Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2020, with respect to the Company’s registration statement on Form 20-F/A filed with the Commission on October 8, 2020 (the “Registration Statement”).

Subsequent to the submission of this letter, we shall file through EDGAR Amendment No. 3 to the Registration Statement (the “Amendment No. 3”).  For your convenience and ease of further review, we will also provide by email a marked copy of Amendment No. 3 to show all changes made to the Registration Statement, Amendment No. 2.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Item 5. Operating and Financial Review and Prospects, Operating Results, page 21

Comment No.1

We note your response to prior comment 3 regarding your discussion and analysis of cost of sales and gross profit, and see that you have recalculated some though not all of the gross profit measures referenced in your narratives.

Please further revise your disclosures to ensure that all gross profit measures, including gross profit as a percentage of sales, or changes in such metrics, reflect all costs of sales, and expand your discussion to address the composition and changes in cost of sales.
190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5

Please also expand the periodic tabulations within this section to include a comparison of cost of sales and gross profit for each period, in addition to the revenue figures presently shown, to provide a more balanced presentation.

Response to Comment No. 1

In response to the Staff’s Comment No. 1, and as per our subsequent communications with the commission’s accounting staff, we have further revised and expanded our disclosures, to ensure that all gross profit measures reflect our cost of sales.

The changes are in the Operating and Financial Review and Prospects section (pages 23-28) of the Registration Statement. See also the Statements of Loss and Comprehensive Loss (page 6) of our financial statements, as restated, which we have uploaded to your Kiteworks system as a standalone document for your ease of reference in the context of this response letter.

Financial Statements, Note 2. Basis of Presentation, page F-7

Comment No. 2

We understand from the information that you provided in response to prior comment four, and during our phone conference on October 13, 2020, that there are no actual residual value guarantees associated with the vehicle leases, and that in accounting for your vehicle leases you have undertaken to estimate the interest rates implicit in the leases rather than use your incremental borrowing rates. We note that you have calculated a wide range of implicit rates based on estimates of both current and future vehicle values, corresponding to the dates of commencement and conclusion of the leases, and applied these to the lease liability balance in computing interest.

Please refer to the definition of “interest rate implicit in the lease” in Appendix A to IFRS 16, and tell us how you determined values for (i) the unguaranteed residual values of the vehicles, (ii) the fair value of the vehicles, and (iii) other initial direct costs of the lessors. If you were not fully informed with regard to all of these metrics from the standpoint of the lessors, and are therefore unable to establish that the interest rates implicit in the leases were readily determinable, you would need to utilize your incremental borrowing rates to comply with paragraph 26 of IFRS 16.

We also understand that your initial recognition of the right-of-use assets and lease liabilities, with a few exceptions, included your estimates of the present values of the residual values of the vehicles, which were utilized in your computation of implicit interest rates. If your leases do not actually include residual value guarantees, and absent a determination that payments were expected to be paid under such provisions, you would need to revise your accounting to comply with paragraphs 24 and 27 of IFRS 16.

Please submit the revisions that you propose to address the aforementioned guidance or provide any additional information that you believe would support the accounting currently portrayed. Also submit the underlying schedules, showing your computations of and adjustments to the right-of-use assets, lease liabilities, interest and amortization for each period, and provide support for the incremental borrowing rates or clarifying details in support of any implicit rates that you believe can be readily determined.
190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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Please revise the disclosures regarding your rationale for the adjustment to the right-of-use asset and lease liability during 2019 on pages 24, F-14, F-21, F-28, and F-33, as necessary, and provide the disclosures required by paragraph 49 of IAS 8.

Response to Comment No. 2

The Company has determined that its initial application of IFRS 16 Leases was incorrect. The Company previously discounted lease payments using the interest rate implicit in the lease to determine the lease liabilities and right-of-use assets. In determining the present value of the lease payments the Company also included non-refundable sales tax as part of the lease payments and residual value guarantees. The Company has determined this was not the appropriate method to determine the present value of the lease payments and has therefore revalued its lease liabilities and right-of-use assets using the Company’s discount rate at the time of the lease and has excluded sales tax from the present value calculation and residual value guarantees based on an expected value of the right-of-use assets. The Company has used an incremental borrowing rate with a range of 6.88% to 9.75% and an average rate of 8.29% to calculate the present value of the lease payments.

The rates were based on an analysis from an independent firm the Company hired to do an incremental borrowing rate study.   Based on the circumstances of the entity being in start-up phase as well as having had no prior operating history, this led to the mistaken application of the rates.

The change in measurement has resulted in changes to the right-of-use asset balances at initial measurement, the lease liability balances at initial measurement and depreciation and interest amounts over the fiscal periods being restated.

To this end, the Company has restated its financial statements from the beginning of the vehicle leases to comply with IFRS 16.  The financial statements, as clarified and amended, are being submitted through the SEC’s Kiteworks system for purposes of this response letter, and shall also be included in Amendment No. 3 when filed.

Comment No. 3.

We note that you have not complied with prior comment five, regarding the need to reposition all costs that are attributable to cost of sales such as amortization, to include these amounts in your measures of gross profit. Please proceed with these revisions and provide the disclosures required by paragraph 49 of IAS 8.

Response to Comment No. 3

In response to the Staff’s Comment No. 3. we have addressed the repositioning of amortization to cost of sales. Cost of sales already included personnel and supervision costs, fuel, insurance and amortization as a measure of gross profit.  We have also adjusted all of the financial statements for all periods 2017-2019 as well as the interim periods to comply with IAS 8 (paragraph 49) and have included them in Amendment No. 3 of the Registration Statement.  See also the Statements of Loss and Comprehensive Loss (page 6) and  financial statement Notes 2, 6 and 12 in the financial statements submitted by us with this response letter via the SEC’s Kiteworks system, which will be included in our Amendment No. 3 when filed.
190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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Comment No. 4

Please make arrangements with your auditor to conduct the incremental audit procedures necessary to encompass the revisions to your historical financial statements, as outlined in the other comments in this letter, pertaining to your cost of sales and gross profit measures and presentation, and your accounting for right-of-use assets and lease liabilities, and disclosures added to address the requirements in paragraph 49 of IAS 8. You will need to obtain and file an updated or dual-dated audit opinion that covers these revisions.

Response to Comment No. 4

In response to the Staff’s Comment No. 4, we have amended the financial statements to comply with IAS 8 paragraph 49 and have included them in Amendment No. 3 of the Registration Statement.

Additionally, we have noted what specifically changed in the financial statement to comply with IAS 8, paragraph 49 on page 23-28 of the Registration Statement and in Notes 2,6, and 8 of the financial statements, which we have uploaded to the SEC’s Kiteworks system, and which we will also be included in Amendment No. 3 when filed.

General

The Company will include a dual-dated audit opinion in Amendment No. 3 of the Registration Statement when filed.

Additional comments/changes by us:

We have checked the “Emerging Growth Company” box on the cover page of Amendment No. 3.  Although we note in the body of the Registration Statement that, while we qualify as an emerging growth company, we will not rely on the scaled disclosure afforded to the Company in this regard.
190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (614) 395-7778 or Theodore J. Ghorra, Esq. of Rimon P.C. at (212-515-9979.

Very truly yours,
PARCELPAL TECHNOLOGY INC.

By:	/s/ Rich Wheeless
Name:	Rich Wheeless
Title:	Chief Executive Officer

cc:	Karina Dorin (Securities and Exchange Commission)
John Cannarella (Securities and Exchange Commission)
Karl Hiller (Securities and Exchange Commission)
Andrew Reilly (Rimon P.C.)

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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